02 JUN -4 AM 11:27

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

02034548

SUPPL

Your reference: File No. 82-5089

Our reference

Date: May 30, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Legal Department

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services Group announces repositioning in the Nordic market" dated May 30, 2002

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

I. Klauer

Irene Klauer

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Enclosure

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group announces repositioning in the Nordic market

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, May 30, 2002 – Zurich Financial Services Group (Zurich) continues to implement its strategy to focus on key markets and segments in Continental Europe which offer sustainable long term growth opportunities. In the Nordic market, Zurich further strengthens its focus on the corporate segment and exits the consumer and commercial segments.

Tryg/Vesta (Tryg) and Zurich reached an agreement for the transfer of a substantial part of Zurich's non-life lines of business in Denmark and Norway to Tryg, Denmark's largest non-life insurance company. The agreement is subject to the approval of the authorities in the respective countries. In Sweden, Zurich's consumer and commercial businesses will be put in run-off and Zurich will cease to write business in these segments.

In 2001, the transferred insurance businesses had gross written premium volumes of approximately EUR 56.6 million in Denmark and EUR 52.9 million in Norway. The total number of employees being transferred with these businesses is 226.

A co-operation between Zurich and Tryg in the area of international and corporate clients forms an important part of the agreement. It foresees that Tryg will service Zurich's international and corporate clients in Denmark and Norway. In addition, Tryg has the option to use Zurich's international network to service its international and corporate clients in those countries where Zurich, but not Tryg have a presence.

ZURICH
FINANCIAL SERVICES

Further aspects of Zurich's repositioning include:

- The disability and financial institutions businesses in Denmark have been put in run-off and will remain under the management of Zurich's own staff.
- Zurich's corporate business in Sweden remains in Zurich's Continental European Corporate (CEC) structure, headquartered in Switzerland. Remaining consumer and commercial business will not be renewed.
- The corporate business in Finland and the Baltic countries will be repositioned by the end of 2002.

The **Zurich Financial Services Group** (www.zurich.com) provides its customers solutions in the areas of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on its key markets of North America, UK and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries and employs approximately 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com